

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 5, 2016

Parthasarathy Krishnan
Chief Executive Officer
Helios and Matheson Analytics Inc.
Empire State Building, 350 Fifth Avenue
New York, New York 10118

> **Re:** **Helios and Matheson Analytics Inc.**
> **Registration Statement on Form S-3**
> **Filed September 23, 2016**
> **File No. 333-213775**

Dear Mr. Krishnan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide additional detail as to why the financing arrangement entered into between Helios and Hudson Bay Master Fund includes notes issued on both sides of the transaction. Please discuss the background and purpose of this structured arrangement. Please also provide a discussion of any liquidity concerns with regard to principal or interest payments on the convertible notes. For example, we note that the convertible notes have a principal face value that is higher than your recorded combined current assets value as of 6/30/2016.

Sale of Senior Secured Convertible Notes

The Convertible Notes, page 3

2.   It appears that the Senior Secured Convertible Notes were issued in the aggregate amount of $4,381,075. We note the Schedule of Buyers on the Securities Purchase Agreement filed as Exhibit 10.1 to the Form 8-K dated 9/8/2016 which delineates the notes into two categories: the "Initial Notes" (principal amount of approximately $1.3 million) and the "Additional Notes" (principal amount of $3 million). Please confirm that the transaction placing the $3 million in Additional Notes to Hudson Bay Master Fund Ltd. has been completed. We note that your pro forma financial statements filed as Exhibit 99.3 to Form 8-K dated 9/20/2016 only recorded a $1.3 million convertible note liability which may suggest that $3 million in notes have not been issued.

The Investor Note, page 4

3.   Please provide additional detail regarding the "Conversion of Convertible Note" and "Mandatory Prepayment Notices" mechanisms. In particular, we note that there appears to be a distinction within the approximate $4.3 million value of the convertible notes (i.e. an approximate $1.3 million group and a $3 million group). These mechanisms appear to operate to allow the convertible notes and the investor note to be effectively cancelled by one of the parties to the overall agreement. Please discuss the "offset rights" that are mentioned in both the "Form of Senior Secured Convertible Note" and the "Investor Note issued by the Investor" (filed as Exhibits 10.2 and 10.3 to Form 8-K dated 9/8/2016).

Net Proceeds from Private Offering of Convertible Notes

Comparison of Issuer Proceeds to Potential Investor Profit, page 6

4.   Please explain how the gross and net proceeds from the private offering of the convertible notes are equal to approximately $4.3 million and $3.5 million. It appears that, due to the offset arrangements and the simultaneous expiration dates of the convertible and investor notes, your net proceeds are essentially $1 million in cash in addition to interest on the investor note, net of any interest payments that you would be required to pay on the convertible notes.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Celeste M. Murphy, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications